2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING CANADIAN TAX ELECTION FILING REMINDER FOR FORMER TENKE MINING SHAREHOLDERS

January 24, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") would like to remind former shareholders of Tenke Mining Corp. ("Tenke") that Canadian tax election forms, prepared in respect of the business combination of Lundin Mining and Tenke in July 2007 should be completed and submitted to the Canada Revenue Agency ("CRA") by January 31, 2008 if you wish to avoid possible penalties and interest charges.

As previously announced, the exchange of Tenke shares for Lundin Mining shares and cash is considered a taxable event for Canadian income tax purposes. However, it is possible to defer some or all of any tax resulting from the share exchange by filing, jointly with Lundin Mining, a Section 85 Tax Election Form, and submitting the tax election form to the CRA.

The deadline for submission of the tax election form to Lundin Mining was initially October 15, 2007; this deadline was subsequently extended to November 30, 2007. Lundin Mining is still accepting tax election forms that are delivered to it, however, there can be no assurance that these forms will be processed in time to meet the CRA filing deadline of January 31, 2008. Former Tenke shareholders who submit their forms to the CRA after the January 31, 2008 deadline will be subject to penalties and interest. Lundin Mining will continue to accept the tax election forms up until April 30, 2008 but those that file after the January 31, 2008 deadline will be subject to the penalties and interest noted above.

All eligible holders who wish to make a Section 85 election should give their immediate attention to this matter and, in particular, should consult their tax advisors without delay.

The tax election form may be submitted to Lundin Mining via the website noted above or via mail or courier to: Lundin Tax Election Process, 250 Howe Street, Suite 200, Vancouver, B.C., V6C 3S7.

Canadian tax election instructions and forms pursuant to the business combination of Lundin Mining and Tenke are available on the following website: www.tnkluntaxes.com. For questions or further information about the tax election process, please call toll free 1-866-609-8612 or in Vancouver 604-806-7264.

Some former Tenke shareholders will not need to file a Tax Election Form. If you meet any of the following criteria you are not required to file a Tax Election Form:

  You are a non-resident of Canada (certain exceptions apply)

  You held all of your Tenke shares in an RRSP, RRIF, RESP, RPP or other tax-exempt plan

  You realized a tax loss as a result of the disposition of your Tenke shares

Former Tenke shareholders who are not resident in Canada should consult with their tax advisors to ascertain the tax ramifications to them of the exchange of Tenke shares for Lundin Mining shares.

Lundin Mining Corporation
News Release

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland.  The Company currently has five large-scale, long life mines in operation producing copper, nickel, lead and zinc.  In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia.  As well, the Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On behalf of the Board,

Lukas H. Lundin
Chairman

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies' expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.